VIA EDGAR

October 22, 2009

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

JPMorgan Trust I (Registration Nos. 333-103022 and 811-21295, Post-Effective Amendment No. 93); JPMorgan Trust II (Registration Nos. 2-95973 and 811-4236, Post-Effective Amendment No. 111); J.P. Morgan Fleming Mutual Fund Group, Inc. (Registration Nos. 333-25803 and 811-08189, Post-Effective Amendment No. 27); and J.P. Morgan Mutual Fund Investment Trust (Registration Nos. 33-9421 and 811-5526, Post-Effective Amendment No. 54)

Dear Mr. O’Connor:

Pursuant to your request, this letter is provided in response to the comments that you provided to me on October 9, 2009 and to me and Jessica Ditullio on October 12, 2009 concerning the registration statements for the Funds listed on Schedule A (the “Funds”). The following is a summary of your comments as well as our responses on behalf of JPMorgan Trust I, JPMorgan Trust II, J.P. Morgan Fleming Mutual Fund Group, Inc., and J.P. Morgan Mutual Fund Investment Trust (collectively, the “Trusts”). Each of your comments is repeated below, followed by the Trusts’ response.

A.	COMMENTS APPLICABLE TO ALL FUNDS

Shareholder Fees Tables

1.	Comment. Please move the % sign that is adjacent to the heading “Shareholder Fees” into the table itself.

Response. The revision will be made.

2.	Comment. Please delete all footnotes from the Shareholder Fees Tables including the following:

* The offering price is the net asset value of the shares purchased plus any sales charge.

** Except for purchases of $1 million or more. Please see “Sales Charges – Class A Shares” on page __ of the prospectus.

*** For Class B Shares purchased prior to 2/19/05, the deferred sales charge is based on the redemption proceeds or original cost of the shares, whichever is less.

Response. The Funds will delete the first footnote, but believe that the remaining footnotes are important disclosure which should be included directly following the shareholder fee tables. With regard to the second footnote, we believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The footnote alerts shareholders of an important exception to the general fact that Class A shares lack a contingent deferred sales charge and directly addresses the question of suitability of particular classes for particular shareholders. Finally, the last footnote is necessary so that certain shareholders understand how their deferred charge will be calculated.

Annual Fund Operating Expense Tables

3.

Comment. Please change the heading to read “Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment).” In addition, please move the % sign that is adjacent to the heading “Annual Fund Operating Expenses” into the table itself.

Response. The revisions will be made.

4.	Comment. “Shareholder Service Fees” should not be a separate line in the table, but may be included as a sub-item under Other Expenses.

Response. The Funds will include Shareholder Service Fees as a sub-item under Other Expenses.

5.	Comment. Condense the footnote explaining “Acquired Fund Fees and Expenses.”

Response. In response to comments received on the post-effective amendment for JPMorgan Value Opportunities Fund, the Funds determined that they generally will delete the footnote. For certain Funds, such as funds of funds that invest a significant portion of their assets in other funds, additional disclosure will be provided later in the statutory prospectus.

6.	Comment. Please confirm that the Annual Fund Operating Expense Tables will include a line for Acquired Fund Fees and Expenses if such expenses are more than 1 basis point.

Response. The Annual Fund Operating Expense Tables will include the required line item.

7.	Comment. Please confirm that Total Annual Fund Operating Expenses are higher than Net Expenses if “Fee Waivers and Expense Reimbursements” and “Net Expenses” are included in the table.

Response. The Funds confirm that Total Annual Fund Operating Expenses are higher than Net Expenses, and where multiple classes are shown, the Funds confirm that at least one of the Fund’s classes in the table has Total Annual Fund Operating Expenses that are higher than Net Expenses, if “Fee Waivers and Expense Reimbursements” and “Net Expenses” are included in the table.

8.	Comment. Please confirm that any dividend expenses relating to short sales will be reflected in the expense table.

Response. The Funds confirm that any dividend expenses relating to short sales will be reflected in the expense table, if applicable.

9.	Comment. In the footnote concerning the expense limitation agreement, please delete the language which indicates the items that are not included in the fee cap as indicated below:

The Fund’s adviser, administrator and distributor (the “Service Providers”) have contractually agreed to waive fees and/or reimburse expenses to the extent total annual operating expenses ~~(excluding Acquired Fund Fees and Expenses, dividend expenses related to short sales, interest, taxes and extraordinary expenses and expenses related to the Board of Trustees’ deferred compensation plan)~~ exceed xxx% of the average daily net assets of the Class X Shares.

Response. We respectfully disagree with the proposed deletion. We believe it is important that shareholders understand which fees and expenses are not subject to the waiver agreement, and submit that the expense table could be misleading without such disclosure. Absent such disclosure, shareholders might believe that the service providers are waiving more than they actually are. In addition, for specific Funds where the acquired fund fees and expenses are higher than 1 basis point or which have dividend expenses related to short sales, the numbers in the fee table will not tie to the cap unless shareholders understand that the waiver does not extend to certain types of fees and expenses.

10.	Comment. In the footnote concerning the expense limitation agreement, please confirm that the expense limitation agreement will continue for at least one year from the date of the prospectus.

Response. The Funds confirm that the expense limitation agreement will be in place at least one year from the date of the prospectus. We provide the termination date of the expense limitation agreement to make clear what the exact termination date is. Please also note that we have revised the language concerning the expense limitation agreement to reflect that the agreement will be in place “through 10/31/09” instead of “until 10/31/09” to track the language in the introduction to the example table.

11.	Comment. Please indicate who can terminate the expense limitation agreement and under what circumstances.

Response. The expense limitation agreement does not provide a means for its termination before its expiration date. Therefore, the Service Providers will determine whether to continue the arrangement on its termination. The included disclosure was designed to satisfy the requirement to disclose the circumstances under which the arrangement will not continue.

12.	Comment. Please delete the sentence that says what the expenses would be without acquired funds fees and expenses.

Response. The sentence will be deleted.

Example Table

13.

Comment. Please revise the introductory paragraph to the example table so that it conforms to Form N-1A (the “Form”). In addition, please delete the footnotes to the example tables including the following:

*	Assumes sales charge is deducted when shares are purchased.

** Assumes applicable deferred sales charge is deducted when shares are sold.

*** Reflects conversion of Class B Shares to Class A Shares after they have been owned for eight years.

Response. The proposed revisions will be made.

Portfolio Turnover

14.	Comment. Insert the portfolio turnover number for the fiscal year ended 6/30/09 into the “Portfolio Turnover” section.

Response. The proposed revision will be made as the prospectuses are finalized.

Main Risks

15.

Comment – Main Risks. The Funds are advised by an affiliate of a bank. Please consider repeating the disclosure that investments are not FDIC insured on the front cover of each summary prospectus. In addition, please divide the risk disclosure into two paragraphs and rewrite the last sentence to read as follows:

Investments in the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

~~You could lose money if you sell when the Fund’s share price is lower than when you invested.~~ Loss of money is a risk of investing in the Fund.

Response. We respectfully decline to repeat the FDIC disclosure on the cover or to change the last sentence as indicated above. The Form does not require the legend to be included on the front cover, and we believe that there is little risk of shareholder confusion given the names of the Funds and that the disclosure is prominently disclosed in the risk section of each Fund summary. We have also retained the last sentence as originally provided because we believe that it is a more assertive statement of the risk of loss associated with investments in mutual funds, and that it explains how the loss may be incurred. The Funds, however, will divide the disclosure into two paragraphs as requested.

Past Performance

16.	Comment. In the introductory paragraph to the bar charts and average annual total return tables, please replace the following first sentence:

This section shows the Fund’s performance record with respect to the Fund’s shares.

with the following:

This section provides some indication of the risks of investing in the Fund.

In addition, please delete the following sentence from the introductory paragraph:

The bar chart and table provide some indication of the risks of investing in the Fund.

Response. The proposed revisions will be made.

17.	Comment. In the introductory paragraph to the bar charts and average annual total return tables, please delete the description of a Fund’s index as “a broad-based securities market index.”

Response. The reference will be deleted for Funds that only use broad-based securities indexes and Lipper indexes in their average annual total return table. However, certain Funds, such as the JPMorgan SmartRetirement Funds, use composite indexes as supplemental indexes. Although the composite indexes are comprised of broad-based securities indexes, the composite indexes are not broad-

based securities indexes themselves. For such Funds, we believe that retaining the disclosure concerning broad-based securities indexes is helpful to identify which of a Fund’s indexes are broad-based securities indexes and which are not.

18.	Comment. Please delete the sentence explaining that a Lipper index includes mutual fund expenses.

Response. We respectfully disagree with the proposed comment. Instruction 2(b) to Item 4(b)(2) requires a Fund to disclose information about supplemental benchmarks, and specifically indicates by way of example how the Fund’s performance compares with the returns of the index. Whether or not mutual fund expenses are included is an important factor in any performance comparison, and so absent such disclosure, we are concerned that the performance comparison would be inaccurate and that shareholders might assume that the Lipper index is calculated in the same way as broad-based securities indexes.

19.	Comment. Please delete the following paragraph from the introduction to the bar charts and average annual total return tables:

The calculations assume that all dividends and distributions are reinvested in the Fund. Some of the companies that provide services to the Fund in the past agreed not to collect some expenses and to reimburse others. Without these agreements, the performance figures would have been lower than those shown.

Response. The paragraph will be deleted.

20.

Comment. Please confirm that the Funds will include a sentence in the introductory paragraph explaining that the bar chart performance does not reflect the impact of sales charges if the class shown has a sales charge.

Response. The Funds confirm that the disclosure will be included where applicable.

21.

Comment. Some of the prospectuses include a footnote explaining that shareholders may be seeing a different share class in the bar chart and average total return table than they did in last year’s prospectus because share classes have been combined. Please delete footnotes from the bar charts and average total return table such as the following:

The 11/1/08 Class A and Class C Prospectus showed the performance of Class A Shares. The Class A and Class C Shares prospectus has been combined with the Select Class Shares prospectus. Performance shown above is for the Select Class Shares, the largest share class. Performance for Class A Shares would have been lower than shown above due to differences in expenses.

Response. The footnotes will be deleted. Please note, however, that we have retained prior performance disclosure when performance of the share class is linked to the performance of a different share class, fund or other performance predecessor, and that in the U.S. Equity Funds prospectuses we have combined this disclosure into a footnote that covers both the bar chart and the table in order to reduce the length of the disclosure. We have also retained disclosure for newer share classes when performance is shown for a share class that is not included in the prospectus.

22.	Comment. Please delete the footnote from the bar chart that identifies each Fund’s fiscal year.

Response. The footnote will be deleted.

23.	Comment. Please delete the following footnote from the average annual total return table.

Investors cannot invest directly in an index.

Response. The footnote will be deleted.

24.	Comment. Please remove the footnote to the average annual total return table that explains that Class B performance is combined with Class A because of the conversion feature.

Response. The footnote will be deleted.

25.	Comment. Please delete footnotes to the average annual total return table that indicate when a Fund commenced operations if the Fund is less than 10 years old,, such as the following:

The Fund commenced operations on 5/15/06. Performance for the benchmarks is from 5/31/06.

Response. We respectfully disagree with this comment. We believe that such disclosure is important to help investors understand the time period covered by the returns. We have deleted the second sentence in the example if the performance for the benchmarks is for the same time period as the Fund.

Portfolio Management

26.	Comment. Please add additional labels to the portfolio management section to identify disclosure applicable to the investment adviser and disclosure applicable to the individual portfolio managers.

Response. We respectfully decline to make this change. These labels are not required by the Form, and we do not believe that the additional labels will enhance disclosure. Rather, we believe the section is concise and clearly labeled and will not benefit visually or otherwise from additional labeling. The information concerning the investment adviser consists of a single sentence (see sample below):

JPMIA serves as investment adviser to the Fund.

This sentence is immediately followed by an introductory sentence (“The primary portfolio managers for the Fund are:”) and a table that is labeled with the following headings: “Portfolio Manager, Managed Fund Since, Primary Title With Investment Adviser.”

B. JPMorgan SmartRetirement Prospectuses

27.	Comment—JPMorgan SmartRetirement Funds. The line item “Acquired Fund (Underlying Fund) Fees and Expenses” does not comply with the Form and should be revised.

Response. The line item will be revised to read “Acquired Fund Fees and Expenses (Underlying Fund)” in compliance with Instruction 3(f)(i) of Item 3 in the Form.

28.	Comment – JPMorgan SmartRetirement Funds. In the JPMorgan SmartRetirement Income Fund fee table, explain how the fee waivers are calculated.

Response. The contractual caps were lowered for Class A and Class R2 shares of the JPMorgan SmartRetirement Funds by 0.15%. Although the footnote to the fee table reflected the new fee cap, the numbers in the table for Class A reflected the higher cap that was in effect prior to the annual update and will be corrected in the filing made for the Funds pursuant to rule 485(b). For example, as disclosed in the footnote to the fee table for JPMorgan SmartRetirement Income Fund, the Fund’s adviser, administrator and distributor (the “Service Providers”) have agreed to waive and/or reimburse expenses of Class A shares to the extent total annual operating expenses exceed 0.27%. The fee waivers do not include certain expenses, including expenses of the Acquired Funds. Total expenses for Class A shares are 1.22% including Acquired Fund Fees and 0.62% without Acquired Fund Fees. The revised fee table will reflect that the Service Providers will waive fees or reimburse 0.35% of fees and expenses so that net expenses including Acquired Fund Fees will be 0.87%. Acquired Fund Fees are 0.60% for the SmartRetirement Income Fund and net expenses including the contractual waiver (which does not extent to the acquired fund fees) will be 0.27%.

29.	Comment – JPMorgan SmartRetirement Funds. Please delete the following footnote under each of the fee tables:

The shares of the underlying funds in which the Fund invests impose a separate shareholder service fee. To avoid charging a shareholder service fee at an effective rate above 0.25%, the shareholder servicing agent will waive shareholder service fees with respect to the Fund in an amount equal to the weighted average pro rata amount of shareholder service fees charged by the underlying funds. This amount is shown as a waiver under “Fee Waiver and/or Expense Reimbursement.”

Response. This footnote will be deleted and the information will be moved to the statutory prospectus.

30.

Comment— JPMorgan SmartRetirement Income Fund (“SmartRetirement Income Fund”). Under “What are the Fund’s main investment strategies?,” the fund summary for the SmartRetirement Income Fund provides that the Fund “concentrates its investments” in other J.P. Morgan Funds (underlying funds) and describes the types of underlying funds. Please delete the reference to “concentration” and the description of the types of underlying funds. In addition, please describe the process by which J.P. Morgan Investment Management Inc. (the “Adviser”) allocates its investments among the underlying funds. Finally, please describe how the Fund uses direct investments in securities and financial instruments including derivatives.

Response. The Fund Summary for the SmartRetirement Income Fund will be revised to eliminate the reference to “concentrating” its investments in underlying funds and add the disclosure concerning the allocation process as outlined below. In addition, the Fund will add more disclosure concerning the use of direct investments and derivatives. Please note that we have retained the disclosure identifying the types of underlying funds in the SmartRetirement Income Fund’s summary. We believe that this disclosure provides important information to investors concerning the broad range of underlying funds in which the SmartRetirement Income Fund may invest.

The JPMorgan SmartRetirement Income Fund® is a “fund of funds” that ~~concentrates its investments~~ invests in other J.P. Morgan Funds (underlying funds) including fixed income funds, high yield and emerging markets debt funds, real estate investment trust (REIT) funds, U.S. equity funds, international equity funds, and money market funds. Because the Fund is designed for investors who are retired or about to retire soon, the Fund’s adviser, J.P. Morgan Investment Management Inc. (JPMIM or the Adviser) generally establishes a target allocation for the Fund on an annual basis that ~~emphasize~~ emphasizes fixed income funds and invests, to a lesser extent, in U.S. equity funds and other types of funds described above. In establishing the Fund’s allocation, the Adviser focuses on securities that the Adviser believes would outperform the Fund’s benchmarks and peer group over the long term. In addition to investing in J.P. Morgan Funds, the Fund may invest directly in securities and other financial instruments, including derivatives such as futures, swaps, and options to gain exposure to, or to overweight or underweight its investments among, various sectors or markets.

31.

Comment – JPMorgan SmartRetirement Funds other than JPMorgan SmartRetirement Income Fund (“Target Date Funds”). Under “What are the Fund’s main investment strategies?,” the fund summary for the JPMorgan SmartRetirement 2010 Fund provides that the Fund “concentrates its investments” in other J.P. Morgan Funds (underlying funds) and describes the types of underlying funds. Please delete the reference to “concentration” and the description of the types of underlying funds. In addition, please delete the discussion of the Fund’s direct investments in securities and other financial instruments, including derivatives.

Response. The Fund Summary for the Target Date Funds will be revised to eliminate the reference to “concentrating” their investments in underlying funds. Please note that we have retained the disclosure identifying the types of underlying funds in the Target Date Funds’ summaries. We believe that this disclosure provides important information to investors concerning the broad range of underlying funds in which the Target Date Funds may invest. Finally, we have retained the discussion of the Fund’s direct investments in securities and other financial instruments, including derivatives. Even though the Target Date Funds are “Funds of Funds,” they may use securities and financial instruments as part of their principal investment strategy. As a result, we have retained the disclosure as revised below to reflect that such investments are used by the Target Date Funds.

In addition to investing in J.P. Morgan Funds, the Fund may invest directly in securities and other financial instruments, including derivatives such as futures, swaps, and options to gain exposure to, or to overweight or underweight its investments among, various sectors or markets.

32.

Comment – Target Date Funds. The allocation process under “What are the Fund’s main investment strategies?” in the JPMorgan SmartRetirement 2010 Fund should be clarified to eliminate some of the disclosure concerning “to” Funds and describe when a Target Date Fund will be combined with the JPMorgan SmartRetirement Income Fund.

Response. The disclosure has been revised in the Target Date Fund Prospectuses as provided below. Please note that we have retained the disclosure concerning “to” funds. We believe this disclosure is an important to investors particularly in light of recent articles concerning the importance of understanding whether your fund is a “to” versus a “through” fund.

~~The Fund is a “to” target date fund. This means that the Fund anticipates reaching a target allocation that approximates the JPMorgan SmartRetirement Income Fund by the end of the year of the target retirement date and, in any event no later than 5 years after the target retirement date.~~ Generally, the Adviser will change the Fund’s asset allocation on ~~an~~ at least an annual basis with the asset allocation becoming more conservative (i.e., more emphasis on fixed income funds and less on U.S. equity and other funds) as the Fund nears the target retirement date. ~~although the Adviser may change the Fund’s allocation more frequently.~~ The Fund is a “to” target date fund. This means that the Fund anticipates reaching a target allocation that approximates the JPMorgan SmartRetirement Income Fund by the end of the year of the target retirement date and, in any event no later than 5 years after the target retirement date. When the target asset allocation of the Fund is substantially the same as the JPMorgan SmartRetirement Income Fund, the Fund may be ~~combined with~~ merged into the JPMorgan SmartRetirement Income Fund at the discretion of the Fund’s Board of Trustees. ~~which point the Fund’s shareholders would become shareholders of the JPMorgan SmartRetirement Income Fund.~~

33.

Comment – All JPMorgan SmartRetirement Funds – Investment Risk. The Staff suggests deleting the following two sentences under Investment Risk and leaving only the sentence that states: “There is no guarantee that the Fund will provide sufficient retirement income to an investor”:

The Fund is subject to investment risk and the Fund’s share price will change every day in response to market conditions. Investors have different needs and expectations for sufficient retirement income.

Response. The proposed revision will be made.

34.	Comment – All JPMorgan SmartRetirement Funds – Investments in Mutual Funds Risk. The Staff suggests deleting the reference to concentration and simplifying the disclosure.

Response. The disclosure will be simplified as indicated below. Although the reference to concentration has been deleted, the Fund has highlighted that investments in other funds are a primary strategy so as not to dilute the importance of the risk to investors.

Investments in Mutual Funds Risk. The ~~Fund’s investments are concentrated~~ Fund invests in other ~~underlying~~ J.P. Morgan Funds as a primary strategy, so the Fund’s investment performance and risks are directly related to the performance and risks of the underlying funds. ~~, and will be impacted by the expenses charged by those underlying funds.~~ Shareholders will indirectly bear the expenses charged by the underlying funds.

35.	Comment – All JPMorgan SmartRetirement Funds – Income Securities Risk. The Staff suggests revising the last sentence of the disclosure to provide as follows:

Mortgage-related and asset-backed securities may decline in value, face valuation difficulties, ~~become more~~ are volatile and/~~or become~~ may be illiquid.

Response. The Funds respectfully disagree that all mortgage-related and asset-backed securities “are volatile.” Likewise, the Funds do not believe that all mortgage-related and asset-based securities face all four of these risks at all times. As a result, the Funds have modified the Staff’s proposed revisions as indicated below.

Mortgage-related and asset-backed securities may: decline in value, face valuation difficulties, ~~become more~~ be more volatile and/or ~~become~~ be illiquid.

36.	Comment – All JPMorgan SmartRetirement Funds – Equity Securities Risk. The Staff suggests deleting the following sentence from Equity Securities Risk:

The price of equity securities may rise or fall because of economic or political changes or changes in a company’s financial condition sometimes rapidly or unpredictably.

This risk is generally known and does not need to be specified in the prospectus.

Response. The Funds respectfully disagree. We believe that the current sentence should remain in the prospectus. Given that the Funds are “funds of funds,” we believe that it is important that investors appreciate that they are subject to the risks associated with the underlying funds including equity securities risk.

37.	Comment – All JPMorgan SmartRetirement Funds – Derivative Risks. The Staff suggests revising the last sentence of the derivative risk to read as follows:

Many derivatives create leverage which produces volatility ~~thereby causing the Fund or underlying Fund to be more volatile than they would be if they had not used derivatives.~~

Response. The Funds respectfully disagree. We believe that the current disclosure should remain in the prospectus. The SmartRetirement Funds are exposed to derivative risk indirectly through investments in underlying funds and directly by investments made by the SmartRetirement Funds. We believe that the existing disclosure should be retained because it references both potential sources of derivative risk.

38.

Comment – All JPMorgan SmartRetirement Funds – Securities of Real Estate Companies and REITs Risk. The staff suggests adding the following sentence to the last sentence of Securities of Real Estate Companies and REITs Risk:

These securities are subject to the same risks as direct investments in real estate and mortgages.

Response. The proposed addition will be made.

39.

Comment – All JPMorgan SmartRetirement Funds -- Direct Investment Risk. The staff suggests deleting Direct Investment Risks in its entirety. As a fund of funds, this should not be listed as a principal risk.

Response. The Funds respectfully disagree. Direct investments are a principal strategy of each Fund. Even though the Funds are fund-of-funds, each Fund has the flexibility to utilize securities and financial instruments in addition to other J.P. Morgan Funds. As a result, we believe that it is important to retain the disclosure. Per the suggestion of the Staff, the Fund will, however, delete the following sentence:

Depending on the type of security or instrument, the market value may move up and down, sometimes rapidly and unpredictably causing an investment to be worth less than the price the Fund originally paid for it.

40.	Comment – All JPMorgan SmartRetirement Funds – Purchase and Sale of Fund Shares. Please delete the following paragraph:

For more information about purchasing and redeeming Fund shares, including policies and restrictions that may apply to you, ask your Financial Intermediary or see “How to Do Business with the Funds” beginning on page 56 of the prospectus.

Response. The paragraph will be deleted.

41.	Comment – All JPMorgan SmartRetirement Funds - Performance Table. In the After-tax disclosure, please revise the following sentence to read as follows:

After-tax returns are shown for only the Select Class Shares and not the other classes offered by this prospectus, and after-tax returns for the other classes will be lower ~~vary~~.

Response. The Funds respectfully disagree and believe that the current disclosure complies with the form. Item 4(b)(2)(iv)(C) of the Form indicates that the disclosure should indicate that the after-tax returns for the other classes “will vary.” In addition, we are concerned that the proposed revision may confuse investors into believing that the differences in returns somehow relate to tax consequences rather than differences in expenses between classes.

C.	J.P. Morgan U.S. Equity Fund Prospectuses

42.	Comment – General Strategy Comment. Disclose what types equity securities a Fund may invest in as part of its principal strategy.

Response. To the extent not already included, this disclosure has been added.

43.	Comment – General Strategy Comment. What does the disclosure mean when it states that the Fund invests “primarily” in common stock?

Response. This disclosure was included to explain in what specific types of equity securities the Funds invest. For those Funds that have an 80% policy, we have also added clarifying disclosure explaining that we invest in common stocks in order to implement the Fund’s main strategies.

44.	Comment – General Strategy Comment. Delete the sentences that define the word assets for purposes of the 80% test and that explain what market capitalization is.

Response. The sentences will be deleted.

45.

Comment – General Strategy Comment. For Funds that define the market capitalization of the securities that they invest in for purposes of the name rule by reference to their benchmark index, include the market capitalization range for that index.

Response. The requested disclosure will be added.

46.	Comment – General Strategy Comment. Do derivatives count toward a Fund’s 80% policy of investing in equity securities?

Response. Unless the 80% policy specifically states otherwise, derivatives do not count toward a Fund’s 80% policy of investing in equity securities.

47.	Comment – General Strategy Comment. Please explain what “management” means in the following derivatives disclosure:

The Fund may use futures contracts, options, swaps and other derivatives as tools in the management of portfolio assets, to hedge various investments, for risk management and to increase the Fund’s income or gain.

In addition, delete “income or” from the disclosure.

Response. We reviewed the comment with our investment adviser staff, and as a result, we revised the disclosure and deleted “income or” as follows:

The Fund may use derivative, including futures contracts, options and swaps, to more effectively gain targeted equity exposure from its cash positions, to hedge various investments, for risk management and to increase the Fund’s gain.

48.	Comment – General Strategy Comment. Delete the “Investment Process” description from the “What are the Fund’s main investment strategies?” section.

Response. We respectfully disagree with the proposed deletion of the “Investment Process” section because we believe it increases a shareholder’s understanding of how the Fund is managed, and can add helpful context to an appreciation of the Funds’ main risks.

49.	Comment – General Risk Comment. Clarify what is meant by “some of the risks” in the introductory paragraph to the “Risks” section. Alternatively, delete this whole introductory paragraph.

Response. In response to comments received on the post-effective amendment for JPMorgan Value Opportunities Fund, we decided to delete the first sentence. However, we believe that it is important to maintain the management risk concept contained in the rest of the paragraph.

50.	Comment – General Risk Comment. The Staff suggests striking the second sentence in the “Equity Market Risk” section.

Response. We considered your suggestion, but we believe that it is important to maintain the concept contained in the second sentence since it accurately describes the primary risks facing equity securities, and so we are not revising the disclosure.

51.	Comment – General Risk Comment. The Staff suggests modifying the disclosure in the “Growth Investing Risk” and “Value Investing Risk” sections as follows:

Growth Investing Risk. Because growth investing attempts to identify companies that the adviser believes will experience rapid earnings growth relative to value or other types of stocks, ~~The value of these stocks generally is much more sensitive to current or expected earnings than stocks of other types of companies.~~ Growth stocks may trade at higher multiples of current earnings compared to value or other stocks, leading to inflated prices and thus potentially greater declines in value. ~~The Fund’s performance may be better or worse than the performance of equity funds that focus on value stocks or that have a broader investment style.”~~

Value Investing Risk. ~~Value investing attempts to identify companies that, according to the adviser’s estimate of their true worth, are undervalued.~~ A value stock may decrease in price or may not increase in price as anticipated by the adviser if other investors fail to recognize the company’s value or the factors that the adviser believes will cause the stock price to increase do not occur. ~~The Fund’s performance may be better or worse than the performance of equity funds that focus on growth stocks or that have a broader investment style.~~

Response. We will revise the disclosure as suggested.

52.	Comment – General Risk Comment. The Staff suggests revising the “Derivatives Risk” section to do the following

•	Revise the first sentence to say “Derivatives are ~~may be~~ riskier than other types of investments because they are ~~may be~~ more sensitive to changes in economic or market conditions . . . .”
•	Revise the 2nd sentence to condense the disclosure.
•	Delete the last sentence.

Response. We considered your suggestions and have deleted the last sentence in response, but we respectfully decline to make the other changes. We do not believe that a statement that derivatives are always riskier than other types of investments is accurate.

53.

Comment – General Risk Comment. The Staff suggests revising the “Real Estate Securities Risk” to say “The Fund’s investments in real estate securities, including REITs, are subject to the same risks as direct investments in real estate and mortgages, and will depend on the value of the underlying real estate interests.

Response. We will revise the disclosure as suggested.

54.	Comment – General Risk Comment. Confirm that “Securities Lending Risk” and “Redemption Risk” are principal risks that need to be disclosed in the summary.

Response. In light of your comment, we deleted “Securities Lending Risk,” but we are maintaining the “Redemption Risk” because the turbulent economic activity of the last year suggests that “Redemption Risk” may still be a primary risk for each of the Funds.

55.	Comment – Dynamic Small Cap Growth Fund. If you decide to maintain the “Investment Process” section, revise the first sentence to make it clearer.

Response. We have revised the first sentence as follows:

In managing the Fund, the Fund’s adviser ~~will utilize a combination of qualitative analysis and quantitative metrics in order to~~ seeks to ~~achieve target returns which are higher than~~ outperform the Fund’s benchmark while maintaining a moderate risk profile.

56.	Comment – Dynamic Small Cap Growth Fund. How long has the Select Class been in operation?

Response. The Select Class commenced operations 4/5/99. In light of your comment, we have added a footnote describing the linking of the performance for this class.

57.	Comment –Growth Advantage Fund. Revise the third sentence of the first strategy paragraph as follows:

“~~Although t~~The Fund ~~may invest in securities of companies across all market capitalizations, it~~ may at any given time invest a significant portion of its assets in companies of one particular market capitalization category, such as large capitalization companies ~~when the adviser believes such companies offer attractive opportunities~~.”

Response. We will revise the disclosure as suggested.

58.

Comment –Growth Advantage Fund. The Staff suggested revising “Small Cap Company Risk” to refer to common stocks instead of equity investments since the strategy says that you invest primarily in common stocks.

Response. We considered the suggestion, but we believe that the current disclosure is more accurate because the Fund is not limited to investing only in common stocks and the risk is not limited to small cap common stock.

59.	Comment –Growth Advantage Fund and Intrepid Multi Cap Fund. Revise the disclosure in the third sentence of the footnote to the Average Annual Total Returns table to read as follows:

~~Although past performance is not necessarily in an indication of how the Fund will perform in the future, in~~ In view of these changes the Fund’s performance record prior to 8/17/05 might be less pertinent for investors considering whether to purchase shares of the Fund.

Response. We will revise the disclosure as suggested.

60.	Comment –Intrepid Mid Cap Fund. Delete the footnote under the Average Annual Total Returns table describing the fact that the performance includes the performance of an accounting predecessor.

Response. As discussed in response to comment 21, we have maintained the footnote and will do so until the predecessor’s performance is more than 10 years old.

61.	Comment –Intrepid Multi Cap Fund. Revise the last two sentences of the first strategy paragraph as follows:

The Fund invests primarily in a broad portfolio of common stocks of companies within the Russell 3000 Index that the adviser believes are undervalued and/or ~~have strong momentum. In identifying securities that have strong momentum, the adviser looks for securities which have~~ whose prices that have been increasing and that the adviser believes will continue to increase.

Response. We have considered the revised disclosure and respectfully disagree with the proposed revisions. We believe the language proposed to be struck is important in enhancing a shareholder's ability to understand the Fund's distinctive investment strategy.

62.	Comment –Intrepid Multi Cap Fund. Delete the first sentence of the paragraph under the Average Annual Total Returns table.

Response. We have maintained the disclosure because we believe it is required by Item 4(b)(2)(iv)(C) of the Form, as explained in Comment 41.

63.	Comment –Mid Cap Value Fund. Revise the Fund’s 80% policy to say that the Fund invests 80% in common stocks, instead of equity securities.

Response. We do not have the ability to make the proposed change since we think it would require approval by the Fund’s board before it could be made. However, as described in comment 39, we have added clarifying language to tie the 80% policy to the investment in common stocks.

64.	Comment –Mid Cap Value Fund. Why are securities with market capitalizations of $20 billion considered mid cap securities?

Response. In light of the comment, we have reconsidered the market capitalization range of the securities in which the Fund invests, and have lowered the upper cap to $15 billion. We believe $15 billion is appropriate given that the market capitalization of the largest security in the Russell Midcap Index as of 9/30/09 was $15.353 billion.

65.	Comment –Market Expansion Index Fund. Why is the performance of the Lipper Mid-Cap Core Funds Index relevant for the Fund?

Response. The Fund invests in both mid and small cap securities contained in the Standard & Poor’s 1000 Index (a combination of the S&P SmallCap 600 Index and the S&P MidCap 400 Index). Since there is not an exact Lipper category for these types of funds, Lipper previously categorized the Fund into this category because it believed it was the closest comparison, and as result, this is what we have disclosed based on their determination. Please note, however, that recently Lipper recategorized the Fund into the Lipper Small-Cap Core Funds category based on the Fund’s holdings, and so these indexes are subject to change.

We acknowledge the following on behalf of the Trusts: (i) the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trusts may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

If you have any questions or require any clarification concerning the foregoing, please call me at (614) 248-7598 or in my absence, Jessica Ditullio at (614) 248-5749.

Very truly yours,

/s/ Elizabeth A. Davin

Elizabeth A. Davin, Esq.

APPENDIX A

JPMorgan Trust I

JPMorgan U.S. Equity Funds
JPMorgan Disciplined Equity Fund
JPMorgan Diversified Fund
JPMorgan Dynamic Growth Fund
JPMorgan Dynamic Small Cap Growth Fund
JPMorgan Growth and Income Fund
JPMorgan Intrepid America Fund
JPMorgan Intrepid Growth Fund
JPMorgan Intrepid Multi Cap Fund
JPMorgan Intrepid Plus Fund
JPMorgan Intrepid Value Fund
JPMorgan Mid Cap Equity Fund
JPMorgan Small Cap Core Fund
JPMorgan Small Cap Equity Fund
JPMorgan Strategic Small Cap Value Fund
JPMorgan U.S. Equity Fund
JPMorgan U.S. Large Cap Core Plus Fund
JPMorgan U.S. Large Cap Value Plus Fund
JPMorgan U.S. Small Company Fund
JPMorgan Value Advantage Fund
JPMorgan Value Discovery Fund

JPMorgan SmartRetirement Funds
JPMorgan SmartRetirement Income Fund
JPMorgan SmartRetirement 2010 Fund
JPMorgan SmartRetirement 2015 Fund
JPMorgan SmartRetirement 2020 Fund
JPMorgan SmartRetirement 2025 Fund
JPMorgan SmartRetirement 2030 Fund
JPMorgan SmartRetirement 2035 Fund
JPMorgan SmartRetirement 2040 Fund
JPMorgan SmartRetirement 2045 Fund
JPMorgan SmartRetirement 2050 Fund

JPMorgan Trust II

JPMorgan U.S. Equity Funds
JPMorgan Equity Income Fund
JPMorgan Equity Index Fund
JPMorgan Intrepid Mid Cap Fund
JPMorgan Large Cap Growth Fund
JPMorgan Large Cap Value Fund
JPMorgan Market Expansion Index Fund
JPMorgan Mid Cap Growth Fund
JPMorgan Multi-Cap Market Neutral Fund
JPMorgan Small Cap Growth Fund
JPMorgan Small Cap Value Fund

JPMorgan Investor Funds
JPMorgan Investor Conservative Growth Fund
JPMorgan Investor Balanced Fund
JPMorgan Investor Growth & Income Fund
JPMorgan Investor Growth Fund

J.P. Morgan Fleming Mutual Fund Group, Inc.

JPMorgan U.S. Equity Funds
JPMorgan Mid Cap Value Fund

J.P. Morgan Mutual Fund Investment Trust

JPMorgan U.S. Equity Funds
JPMorgan Growth Advantage Fund